

05039781

UNITED STATES
AND EXCHANGE COMMISSION
ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- *50561*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___*01-01-04*___ AND ENDING ___*12-31-04*___
MM/DD/YY · MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Hibern.a Southcoast Capital, Inc.*

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

909 Poydras Street, Suite 1000
(No. and Street)

New Orleans   *Louisiana*   *70112*
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard L. Abbrecht Jr.   *504-528-9174*
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young

(Name – if individual, state last, first, middle name)

APR 04 2005

THOMSON
FINANCIAL

4200 One Shell Square   *New Orleans*   *Louisiana*   *70139*
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, JOSEPH E. WILLIAMS, JR. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hibernia Southcoast Capital, Inc. , as of December 31 , 20 04 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition. CASH FLOWS .
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Hibernia Southcoast Capital, Inc.

Financial Statements and
Supplementary Information

For the Years ended December 31, 2004 and 2003

Contents

ERNST & YOUNG

☐ Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-9869

☐ Phone: (504) 581-4200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Hibernia Southcoast Capital, Inc.

We have audited the accompanying statements of financial condition of Hibernia Southcoast Capital, Inc. (the "Company"), a wholly owned subsidiary of Hibernia Corporation, as of December 31, 2004 and 2003, and the related statements of operations, changes in subordinated borrowings, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hibernia Southcoast Capital, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 23, 2005

Hibernia Southcoast Capital, Inc.

Statements of Financial Condition

	December 31	
	2004	2003
Assets		
Cash on deposit with Hibernia National Bank	$ 30,681	$ 5,133
Securities owned	5,077,038	2,973,062
Receivable from clearing correspondent	2,603,578	253,366
Other receivables from brokers	915,397	236,661
Deposit with clearing correspondent	250,000	250,000
Due from Hibernia Corporation for federal income taxes	-	449,576
Premises, furniture and equipment	478,407	393,343
Goodwill, net of accumulated amortization of $334,966 at December 31, 2004 and 2003	3,493,211	3,493,211
Deferred tax asset	89,403	143,504
Other assets	4,948	7,448
	$ 12,942,663	$ 8,205,304
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable to brokers and dealers	$ 2,588,353	$ 818,017
Subordinated debt with Hibernia Corporation	2,500,000	-
Accrued expenses	299,755	142,528
Due to Hibernia Corporation for federal income taxes	110,952	-
Other liabilities	54,672	22,414
	5,553,732	982,959
Stockholder's Equity:		
Common stock, no par value - 100,000 shares authorized, one share issued and outstanding	10,000	10,000
Surplus	8,921,781	8,921,781
Retained deficit	(1,542,850)	(1,709,436)
Total Stockholder's Equity	7,388,931	7,222,345
	$ 12,942,663	$ 8,205,304

See accompanying notes.

Hibernia Southcoast Capital, Inc.

Statements of Operations

| | Year ended December 31 | |
	2004	2003
Income:		
Commissions	$ 14,733,295	$ 10,162,138
Investment banking	3,548,849	2,226,092
Loan syndication fees	620,000	125,000
Interest	51,041	38,105
Securities gains (losses), net	14,083	(24,227)
	18,967,268	12,527,108
Expenses:		
Salaries, compensation and benefits	12,652,980	8,243,698
Commissions paid to clearing correspondent	1,518,734	1,477,914
Intercompany management fee	1,170,000	1,125,000
Occupancy and equipment	462,614	462,202
Interest expense	110,604	55,851
Other operating	2,735,378	2,229,555
	18,650,310	13,594,220
Income (loss) before income taxes	316,958	(1,067,112)
Income tax expense (benefit)	150,372	(421,410)
Net income (loss)	$ 166,586	$ (645,702)

See accompanying notes.

Hibernia Southcoast Capital, Inc.

Statements of Changes in Subordinated Borrowings

	2004	2003
Subordinated borrowings at January 1	-	-
Increases		
Draws on lines of credit with Hibernia Corporation	$ 26,500,000	$ 3,250,000
Decreases		
Payments on lines of credit with Hibernia Corporation	(24,000,000)	(3,250,000)
Subordinated borrowings at December 31	$ 2,500,000	$ -

See accompanying notes.

4

Hibernia Southcoast Capital, Inc.

Statements of Changes in Equity

	Common Stock	Surplus	Retained Deficit	Total
Balances at December 31, 2002	$ 10,000	$ 8,921,781	$ (1,063,734)	$ 7,868,047
Net loss	-	-	(645,702)	(645,702)
Balances at December 31, 2003	10,000	8,921,781	(1,709,436)	7,222,345
Net income	-	-	166,586	166,586
Balances at December 31, 2004	$ 10,000	$ 8,921,781	$ (1,542,850)	$ 7,388,931

See accompanying notes.

Hibernia Southcoast Capital, Inc.

Statements of Cash Flows

| | Year ended December 31 | |
	2004	2003
Operating activities		
Net income (loss)	$ **166,586**	$ (645,702)
Adjustments to reconcile net loss to net cash		
provided by (used in) operating activities:		
Depreciation and amortization	**127,883**	123,733
Decrease (increase) in securities owned	**(2,103,976)**	574,402
Decrease (increase) in deferred tax asset	**54,101**	(55,368)
Decrease (increase) in other assets	**(2,579,372)**	23,643
Increase in liabilities	**2,070,773**	63,648
Net cash provided (used) by operating activities	**(2,264,005)**	84,356
Investing activities		
Purchases of premises, furniture and equipment	**(210,447)**	(103,277)
Purchases of software	**-**	(8,140)
Net cash used by investing activities	**(210,447)**	(111,417)
Financing activities		
Proceeds from loans from Hibernia Corporation	**26,500,000**	3,250,000
Payments on loans from Hibernia Corporation	**(24,000,000)**	(3,250,000)
Net cash provided by financing activities	**2,500,000**	-
Increase (decrease) in cash	**25,548**	(27,061)
Cash at beginning of year	**5,133**	32,194
Cash at end of year	$ **30,681**	$ 5,133
Supplemental disclosures		
Cash paid during the year for interest	$ **82,635**	$ 55,851

See accompanying notes.

Hibernia Southcoast Capital, Inc.

Notes to Financial Statements

December 31, 2004

1. Organization and Significant Accounting Policies

Organization

Hibernia Southcoast Capital, Inc. (the Company) is a wholly owned subsidiary of Hibernia Corporation (the Parent). The Company is a full-service investment banking firm providing equity research and institutional sales and trading services in both fixed income and equity securities to large, institutional accounts primarily in North America. The Company also provides corporate finance services primarily to middle-market companies in the Gulf South. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission as a broker dealer and is a member of the National Association of Securities Dealers.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. The Company does not consider its investment in money market mutual funds to be cash equivalents in the statement of cash flows based on regulatory guidelines.

Securities

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis, which approximates a trade date basis. Securities owned and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income. The market value is based on quoted prices received from various pricing services.

The money market mutual fund is carried at cost which approximates fair value.

1. Organization and Significant Accounting Policies (continued)

Premises, Furniture and Equipment

Premises, furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are 10 to 20 years for premises and leasehold improvements and 3 to 10 years for furniture and equipment.

Excess of Cost Over Fair Value of Net Assets Acquired

Goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to impairment tests. These impairment tests are performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. To the extent that impairment exists, write-downs to realizable value are recorded.

The required impairment tests of goodwill performed by the Company in 2004 and 2003 did not result in any impairment charges.

Commissions

Commission income and expense are recorded on a settlement date basis, which approximates a trade date basis.

Investment Banking Income

Investment banking income is recorded when earned and includes income from private placements, public offerings and merger and acquisition advisory fees.

Income Taxes

The Company is included in the Parent's consolidated federal income tax return, but files a separate state income tax return. The Parent allocates federal income tax expense to the Company using a separate return basis. The Company is reimbursed by its Parent for federal income tax losses.

Temporary differences occur between financial reporting and tax bases of assets and liabilities. Deferred income taxes are recorded to reflect these differences based on enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Hibernia Southcoast Capital
Notes to Financial Statements

1. Organization and Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Reclassification

Certain items included in the financial statements for 2003 have been reclassified to conform with the 2004 presentation.

2. Contingent Acquisition Costs

On April 1, 2000, the Parent completed its acquisition of the common stock of Southcoast Capital, L.L.C. The acquisition agreement contains provisions for the potential distribution of additional shares of Class A Common Stock of Hibernia Corporation in 2005 (earnout shares) as determined by a formula. The formula is based on several factors, which include average and targeted net income for the first four calendar years (the test period), the average price earnings ratio of the Parent for the test period and the Parent's stock price at the end of the test period. The test period was completed on December 31, 2004, and no additional share distribution is required in 2005.

3. Securities

Securities owned consist primarily of the Company's trading and investment accounts carried at market value. These investments are summarized as follows:

| | December 31 | |
	2004	2003
Securities owned :		
Money market mutual funds:		
Alliance Institutional Reserves Government Portfolio B Fund	$ 5,077,038	$ 2,346,363
Municipal bonds	-	625,495
Corporate stock	-	1,204
	$ 5,077,038	$ 2,973,062

Hibernia Southcoast Capital
Notes to Financial Statements

3. Securities (continued)

Included in net securities gains (losses) were $1,097 of net trading gains relating to securities held at December 31, 2003.

4. Premises, Furniture and Equipment

The following is a summary of premises, furniture and equipment.

	December 31	
	2004	**2003**
Leasehold improvements	$ 180,521	$ 169,727
Furniture and equipment	695,691	497,690
	876,212	667,417
Accumulated depreciation	(397,805)	(274,074)
Total premises, furniture and equipment	$ 478,407	$ 393,343

5. Leases

The Company leases its office facilities under operating leases. Total rental expense included in occupancy and equipment expense was $263,654 and $276,995 for the years ended December 31, 2004 and 2003, respectively.

The Company has one long-term operating lease that expires in 2007. This lease contains a provision for escalation charges and a renewal option. The minimum rental commitment for this long-term operating lease as of December 31, 2004 is as follows: 2005 - $259,608; 2006 - $259,608 and 2007 - $64,902.

6. Income Taxes

The Company's deferred income tax asset is the result of legal costs, deferred compensation, state income tax net operating loss carryforwards, start-up expenses and depreciation for tax purposes and financial reporting purposes. Management believes this asset is realizable and there is no deferred tax valuation reserve at December 31, 2004 and 2003. The Company has state income tax net operating loss carryforwards of approximately $2,512,000 that expire in 2016 through 2018. The Company applied approximately $324,000 of net operating loss carryforwards against its 2004 state income taxes.

Hibernia Southcoast Capital
Notes to Financial Statements

6. Income Taxes (continued)

The components of income tax expense (benefit) are as follows:

	December 31	
	2004	2003
Current tax expense (benefit):		
Federal income tax	$ 96,271	$ (381,023)
State income tax	-	14,981
Total current tax expense (benefit)	96,271	(366,042)
Deferred tax expense (benefit):		
Federal income tax	54,101	36,845
State income tax	-	(92,213)
Total deferred tax expense (benefit)	54,101	(55,368)
Income tax expense (benefit)	$ 150,372	$ (421,410)

The Company's effective tax rate differs from the statutory tax rate due to permanent differences resulting primarily from disallowed meals and entertainment.

The Company received a federal income tax refund from the Parent of $464,257 and $181,524 during 2004 and 2003, respectively. There were no state income tax payments made in 2004 or 2003.

7. Related Parties

Various administrative expenses are paid on the Company's behalf by Hibernia National Bank (the Bank), another wholly owned subsidiary of the Parent Company. The Bank charged the Company for its share of these expenses, primarily benefits, totaling $1,220,847 and $708,159 for the years ended December 31, 2004 and 2003, respectively. In addition, the Company pays a management fee to the Bank based on an internally calculated allocation of overhead cost. This fee totaled $1,170,000 and $1,125,000 for the years ended December 31, 2004 and 2003, respectively.

7. Related Parties (continued)

Effective January 14, 2002, the Company entered into a revolving subordinated loan agreement with the Parent for an amount not to exceed $10,000,000. The revolving line of credit expired on February 14, 2005. On June 14, 2004, the Company entered into an additional revolving subordinated loan agreement with the Parent for an amount not to exceed $15,000,000. This line of credit will expire on June 14, 2007.

The Company made draws on the lines of credit totaling $26,500,000 and $3,250,000 during 2004 and 2003, respectively, with interest payable at the Wall Street Journal prime rate. Payments were made to the Parent totaling $24,000,000 and $3,250,000 during 2004 and 2003, respectively. At December 31, 2004, there was a $2,500,000 balance outstanding on the lines of credit. There was no outstanding balance at December 31, 2003.

For the year ended December 31, 2004, interest expense on the lines of credit totaled $110,604 at an average rate of 4.50%. Interest expense on the line of credit totaled $55,851 for the year ended December 31, 2003, at an average rate of 4.20%.

8. Commitments and Contingencies

The Company has outstanding underwriting agreements and when-issued contracts which commit it to purchase securities at specified future dates and prices. The Company presells such issues to manage risk exposure related to these off-balance sheet commitments. Transactions that were open at December 31, 2004, have subsequently settled and had no material effect on the statements of income and financial condition.

The Company is a party to certain legal proceedings arising from matters incidental to its business. Management and counsel are of the opinion that these actions will not have a material effect on the financial condition or operating results of the Company.

9. Services Agreement

The Company has an agreement with Pershing, L.L.C., a Bank of New York Securities Group Company, (Pershing) to provide certain services as clearing correspondent. These services include carrying customers' cash and margin accounts on a fully-disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges and rights and tender offers. This agreement does not have an expiration date. This agreement requires the Company to maintain a clearing deposit with Pershing which totaled $250,000 at December 31, 2004 and 2003.

The Company acts as an introducing broker and substantially all customer transactions are cleared and carried on a fully disclosed basis. The Company is exposed to credit losses on unsettled transactions in the event of nonperformance by its customers. This risk of loss is limited to the change in the security price between the trade date and the settlement date. The Company did not incur any material credit losses on transactions not settled at December 31, 2004 and 2003.

The Company's receivable from clearing correspondents represents amounts on deposit with Pershing. Additionally, as the Company clears all of its transactions through the clearing correspondent, the Company is exposed should the clearing correspondent be unable to fulfill its obligations.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of the greater of $100,000 or 6 2/3% of total aggregate indebtedness. The required minimum net capital at December 31, 2004 was $203,582. The Company had net capital of $4,760,161 calculated under the provisions of Rule 15c3-1 at December 31, 2004.

11. Liabilities Subordinated to Claims of General Creditors

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers, and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. The Company has subordinated loan agreements with the Parent which have been approved by the National Association of Securities Dealers. These loan agreements constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements. At December 31, 2004, the Company had a $2,500,000 balance outstanding from these agreements as discussed in Note 7. At December 31, 2003, the Company had no balance outstanding.

12. Fair Value of Financial Instruments

Generally accepted accounting principles require disclosure of fair value information about financial instruments for which it is practicable to estimate fair value, whether or not the financial instruments are recognized in the financial statements. At December 31, 2004 and 2003, the carrying amount of cash, securities owned, the receivable from and deposit with clearing correspondent and the revolving lines of credit approximates the estimated fair value of these financial instruments.

13. Major Customers

Revenues from underwriting services provided to one customer represent approximately $4,043,000 of the Company's total revenues in 2004.

**Supplementary Information
Required by SEC Rule 17a-5**

Hibernia Southcoast Capital, Inc.

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2004

Net Capital:

Stockholder's equity	$ 7,388,931
Subordinated liabilities allowable in computation of of net capital	2,500,000
Total regulatory capital	9,888,931
Deduction for non-allowable assets:	
Other receivables from brokers	(915,397)
Premises and equipment	(478,407)
Goodwill	(3,493,211)
Deferred tax asset	(89,403)
Other assets	(4,948)
Net capital before haircuts on securities	4,907,565
Haircuts on securities, computed, where applicable, pursuant to Rule 15c3-1	(147,404)
Net capital under Rule 15c3-1	$ 4,760,161

Aggregate indebtedness:

Total liabilities	$ 5,553,732
Less: Subordinated liabilities	2,500,000
Aggregate indebtedness under Rule 15c3-1	$ 3,053,732

Excess Net Capital:

Net Capital	$ 4,760,161
Less: Required Net Capital (minimum)	203,582
Excess Net Capital	$ 4,556,579

Excess Net Capital at 1000% (Net Capital less 10% of Aggregate Indebtedness)	$ 4,454,788

Percent of Aggregate Indebtedness to Net Capital	64%

There are no material differences between net capital computed above and the Company's computation included in Part II A of Form X-17a-5, as amended, as of December 31, 2004. Accordingly, a reconciliation of these two amounts is not included in Supplemental Schedule I.

Hibernia Southcoast Capital, Inc.

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2) thereof.

Hibernia Southcoast Capital, Inc.

Schedule III - Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2004

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2) thereof.

□ Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-9869

☎ Phone: (504) 581-4200
www.ey.com

Supplementary Report of Independent Registered
Public Accounting Firm on Internal Control

The Stockholder and Board of Directors
Hibernia Southcoast Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Hibernia Southcoast Capital, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2005

19